Terra Tech Corp.

4700 Von Karman Ave., Suite 110

Newport Beach, CA 92660

December 27, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz, Assistant Director

Re:	Terra Tech Corp.
Post-Effective Amendment to Form S-1 Filed April 13, 2015 (File No. 333-198010)

Dear Ms. Ravitz:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Terra Tech Corp., a Nevada corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Amended Registration Statement on Form S-1 (File No. 333-198010), together with all exhibits thereto (the “Registration Statement”) as of the date hereof or at the earliest practicable date hereafter. The Company is withdrawing the Amended Registration Statement because the selling stockholder advised the Company that all of the securities that were to have been registered by the Amended Registration Statement in 2015 were thereafter sold in reliance on Rule 144 instead. No securities were sold under the Amended Registration Statement, which did not go effective and was filed with the Commission on April 13, 2015.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Amended Registration Statement be credited for future use.

Please send copies of any written order granting withdrawal of the Amended Registration Statement that the Commission may issue to the undersigned at the address above. If you have any questions regarding this letter, please contact Joseph Segilia, the Company’s General Counsel at (646) 258-7567. Thank you for your assistance with this application for withdrawal.

Sincerely, TERRA TECH CORP.

By:	/s/ Derek Peterson
Derek Peterson
President and Chief Executive Officer